EXHIBIT 99.2

Auditors’ Report

To the Trustee of Paramount Energy Trust

We have audited the consolidated balance sheets of Paramount Energy Trust (“PET”) as at December 31, 2004 and 2003 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of PET’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of PET as at
December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Signed”

Chartered Accountants

Calgary, Canada

March 17, 2005

Management’s Report

The accompanying consolidated financial statements of Paramount Energy Trust and all the information in this Annual Report are the responsibility of Management and have been approved by the Board of Directors of the Administrator of the Trust.

The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Trust’s assets are appropriately accounted for and adequately safeguarded.

The Audit Committee of the Board of Directors of the Administrator of the Trust consists of non-management directors. The Committee meets quarterly with management as well as with the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibility, and to review the Annual Report. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the Unitholders. The Committee also considers, for review by the Board and approval by the Unitholders, the engagement or re-appointment of external auditors.

The consolidated financial statements have been audited by KPMG LLP, the external auditor, in accordance with auditing standards generally accepted in Canada on behalf of the Unitholders. KPMG LLP has full and free access to the Audit Committee and Management.

“Signed”

“Signed”

Susan L. Riddell Rose

Cameron R. Sebastian

President and Chief Operating Officer

Vice President, Finance and Chief Financial Officer

March 17, 2005

Consolidated Balance Sheets

As at	December 31, 2004	December 31, 2003
($ thousands)

Assets
Current Assets
Accounts Receivable	$ 32,128	$ 19,029
Property, Plant and Equipment (Notes 4 and 5)	494,885	241,955
Goodwill (Note 4)	29,698	-
	$ 556,711	$ 260,984

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 21,674	$ 7,905
Distributions Payable	13,065	8,928
Bank and Other Debt (Note 6)	171,698	55,564
	206,437	72,397

Gas over Bitumen Royalty Adjustments (Note 13)	11,200	821
Asset Retirement Obligations (Notes 5 and 10)	34,116	21,701
Convertible Debentures (Note 7)	38,419	-
Future Income Taxes (Note 12)	2,088	-

Unitholders’ Equity
Unitholders’ Capital (Note 8)	496,192	260,018
Contributed Surplus (Note 3)	6,929	-
Equity Adjustments (Note 1)	(16,172)	(16,172)
Accumulated Earnings	22,120	45,421
Accumulated Distributions	(244,618)	(123,202)
	264,451	166,065
	$ 556,711	$ 260,984
See Accompanying Notes Basis of Presentation: Notes 1 and 2 Contingency: Note 13

“Signed”

“Signed”

John W. Peltier

Donald J. Nelson

Director

Director

Consolidated Statements of Earnings and Accumulated Earnings

Year Ended December 31	2004	2003
($ thousands except per Unit amounts)

Revenue
Oil and Natural Gas	$ 239,957	$ 209,806
Royalties	(41,661)	(38,209)
	198,296	171,597

Expenses
Operating	38,818	27,727
Transportation Costs (Note 3)	9,782	8,567
Exploration Expenses	2,867	3,278
General and Administrative	7,119	3,980
Trust Unit Compensation (Note 3)	5,493	-
Gas over Bitumen Costs (Note 13)	1,160	696
Interest on Bank and Other Debt (Note 6)	4,817	2,440
Interest on Convertible Debentures (Note 7)	1,410	-
Write-down of Property, Plant and Equipment (Note 5)	65,384	9,800
Depletion, Depreciation and Accretion (Notes 5 and 10)	108,867	62,675
	245,717	119,163
Earnings (Loss) before Income Taxes	(47,421)	52,434
Future Income Tax Reduction (Note 12)	(27,610)	-
Capital Taxes	852	-
	(26,758)	-
Net Earnings (Loss)	(20,663)	52,434

Accumulated Earnings Net of Distributions at Beginning of Year, as previously reported	(77,781)	238,203
Retroactive Effect of Change in Accounting Policies (Note 3 and 10)	(2,740)	(3,640)
Accumulated Earnings Net of Distributions at Beginning of Year, as restated	(80,521)	234,563
Reduction in Net Investment on Restructuring (Notes 1 and 2)	-	(241,576)
Distributions Paid or Payable	(121,314)	(123,202)
Accumulated Earnings Net of Distributions at End of Year	$ (222,498)	$ (77,781)

Earnings (Loss) Per Trust Unit [Note 2(d)]
Basic	$ (0.38)	$ 1.23
Diluted	$ (0.38)	$ 1.21

Distributions Per Trust Unit	$ 2.18	$ 2.88

See Accompanying Notes

Consolidated Statements of Cash Flows

Year Ended December 31	2004	2003
($ thousands)

Cash Provided By (Used For)
Operating Activities
Net Earnings (Loss)	$ (20,663)	$ 52,434
Adjusting Items
Gas over Bitumen Royalty Adjustments (Note 13)	11,200	-
Depletion, Depreciation and Accretion	108,867	62,675
Amortization of Convertible Debenture Issue Costs	147	-
Trust Unit Compensation	5,493	-
Write-down of Property, Plant and Equipment	65,384	9,800
Future Income Tax Reduction (Note 12)	(27,610)	-
Items not Associated with Operations
Exploration Expenses	774	1,451
Funds from Operations	143,592	126,360
Change in Non-Cash Working Capital	(6,377)	(13,941)
	137,215	112,419

Financing Activities
Issue of Trust Units	142,364	260,018
Distributions to Unitholders	(116,680)	(123,202)
Issue of Convertible Debentures	46,080	-
Change in Bank and Other Debt	116,134	53,441
Change in Non-Cash Working Capital	5,263	8,928
	193,161	199,185

Funds Available for Investment	330,376	311,604

Investing Activities
Exploration Expenses	(774)	(1,451)
Acquisition of Properties	(339,105)	(301,414)
Disposition of Properties	32,750	-
Change in Non-Cash Working Capital	16,813	345
Acquisition of Corporate Assets	(11,169)	(757)
Exploration and Development Expenditures	(28,891)	(8,327)
	$ (330,376)	$ (311,604)

See Accompanying Notes

Paramount Energy Trust

Notes to Consolidated Financial Statements

(dollar amounts in $Cdn except as noted)

1. Paramount Energy Trust creation and financing

Paramount Energy Trust (“PET” or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture (“PET Trust Indenture”) dated June 28, 2002. The beneficiaries of PET are the holders of the Trust Units of PET (the “Unitholders”). PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the “Administrator”) and 100 percent ownership of the beneficial interests of Paramount Operating Trust (“POT”). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT. As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT. In addition, the Administrator provides certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET Trust Indenture.

On July 1, 2002, PET entered into an agreement with a subsidiary of PET’s then-parent Paramount Resources Ltd. (“PRL”) to acquire corporate assets. As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of the vendor. This resulted in an increase in the carrying value of the assets of $1.3 million and an equivalent increase in Unitholders’ equity (Note 8).

The issuance of a receipt for a prospectus was made by Canadian securities regulatory authorities on January 29, 2003 and by securities regulators in the United States on February 3, 2003. Subsequent to the issuance of these receipts, PET, POT, the Administrator and PRL completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of $301,000,000 from PRL. PET raised equity of approximately $150,000,000 from the exercise of rights and obtained bank financing of approximately $100,000,000. The series of transactions were as follows:

•

On February 3, 2003, PRL, effective July 1, 2002, sold its interest in certain assets (the “Initial Assets”) to POT for consideration consisting of a promissory note in PRL’s favor of $81,000,000. Interest on the $81,000,000 purchase price accrued at a rate of 6.5 percent per annum. At that time a secured guarantee was given by both POT and PET in respect of $20,000,000 of PRL’s indebtedness to PRL’s lenders. At the same time PRL and POT executed the take-up agreement which required PRL to sell and POT to purchase 100 percent of PRL’s interest in certain additional assets (the “Additional Assets”). The purchase price was $220,000,000. POT paid a $5,000,000 deposit on the purchase price of these assets through the issuance of a non-interest bearing promissory note. As related party transactions, the purchase price of the acquired Initial and Additional Assets was adjusted to reflect the seller’s net book value of the assets. This resulted in a reduction in the carrying value of petroleum and natural gas properties of $17.5 million. This amount was recorded as a reduction in Unitholders’ Equity;

•

POT, effective July 1, 2002, granted to PET a royalty (the “Royalty”) of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and all after-acquired Canadian resource properties of POT including the Additional Assets in exchange for consideration consisting of $64,152,000 to be paid in accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30,000,000 and a second promissory note in the amount of $34,152,000. The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent. This payment reduced the amount of indebtedness that POT owed to PRL to approximately $16,848,000 which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent. PET granted a security interest to PRL in PET’s assets as security for its indebtedness under the first promissory note and POT granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee;

•

PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;

•

PET purchased from PRL the remaining $16,848,000 indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;

•

PRL did, on February 3, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being all 9,909,767 Trust Units, to the holders of PRL common shares;

•

PET issued to each of the holders of the Trust Units distributed by PRL, three rights to subscribe for additional PET Trust Units. Each right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit. On March 11, 2003, PRL did, effective July 1, 2002, sell to POT 100 percent of PRL’s interest in the Additional Assets for an aggregate consideration of $220,000,000. This was funded by the exercise and payment of 100 percent of the rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100,000,000 were also used to repay the $30,000,000 promissory note to PRL and to complete the acquisition of the Additional Assets;

•

Effective March 19, 2003 POT acquired a 100 percent interest in the Ells property in northeast Alberta from PRL for $19.9 million.

2. Basis of presentation and accounting policies

The accompanying financial statements have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Prior to the asset acquisitions on February 3, 2003 and March 11, 2003 described in Note 1, the consolidated financial statements include the operations and results of the northeast Alberta properties of PRL which were acquired by PET on those dates. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to PRL’s northeast Alberta core area of operations given that the Trust acquired substantially all of PRL’s natural gas assets in that region. Certain of PRL’s properties in northeast Alberta were not acquired by the Trust and the results of such properties have been excluded from these consolidated financial statements. While the amounts applicable to PRL’s northeast Alberta properties for certain revenues, royalties, expenses, assets and liabilities could be derived directly from the accounting records of PRL, it was necessary to allocate certain other items between PRL’s core areas. In the opinion of management, the consolidated balance sheet and statements of earnings include all adjustments necessary for the fair presentation of the transactions in accordance with Canadian GAAP.

a) Principles of consolidation  The consolidated financial statements include the accounts of the Trust and its subsidiaries, all of which are wholly-owned.

b) Petroleum and natural gas operations  PET follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses including geological and geophysical costs, lease rentals and exploratory dry hole costs are charged to earnings as incurred. Leasehold acquisition costs including costs of drilling and equipping successful wells are capitalized. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost recovery test annually or as economic events dictate. An impairment loss is recognized when the carrying amount of the asset is greater than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the discounted present value of estimated future cash flows. The carrying values of capital assets including the costs of acquiring proven and probable reserves are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5 percent to 20 percent.

c) Asset retirement obligations  The Trust recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust’s earnings in the period in which the settlement occurs.

d) Per Unit information  Per Unit amounts for all periods prior to March 31, 2003 have been presented on a pro forma basis as if the Trust Units outstanding at March 31, 2003 were all outstanding for each period shown (see Note 1). Basic earnings (loss) per Trust Unit were calculated using the weighted average number of Trust Units outstanding during the year (2004 - 54,187,525; 2003 – 42,597,280). PET uses the treasury stock method where only “in the money” dilutive instruments impact the diluted calculations. In computing diluted earnings (loss) per Unit nil net Units were added to the weighted average number of Trust Units outstanding during the year ended December 31, 2004 (2003 – 640,751 net Units) for the dilutive effect of incentive rights.

e) Foreign currency translation  Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange. Translation gains and losses are reflected in earnings in the period in which they arise.

f) Financial instruments  Financial instruments may be utilized by PET to manage its exposure to commodity price fluctuations, foreign currency and interest rates. PET’s policy is not to utilize financial instruments for trading or speculative purposes.

PET formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. PET also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

PET uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in earnings as a component of natural gas revenue during the same period as the corresponding hedged position.

g) Income taxes  PET, and its principal operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the Unitholders. As the Trust distributes all of its taxable income to the Unitholders pursuant to the PET Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements related to the operations of the Trust. The Administrator has no tax balances.

PET’s corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

h) Unit Incentive Plan  PET has a Unit Incentive Plan as described in Note 9. Effective January 1, 2004, PET retroactively adopted the revised Canadian accounting standard for incentive rights granted without restatement of prior periods. These standards require the Trust to record compensation expense in the statement of earnings for incentive rights granted after January 1, 2002.

Upon the exercise of the incentive rights, consideration received, together with the amount previously recognized in contributed surplus, is recorded as an increase to Unitholders’ capital. The effect of adoption of the revised standard on the financial statements is disclosed in Note 3.

Prior to January 1, 2004, no compensation cost was recorded for incentive rights granted to employees and directors. PET previously disclosed the pro forma effect of accounting for these awards under the fair value based method.

i) Uncertainty  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion, depreciation and accretion are based on estimates. The asset impairment test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

j) Revenue recognition  Revenue associated with the sale of crude oil, natural gas, and natural gas liquids owned by PET are recognized when title passes from the Trust to its customers.

k) Goodwill  Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the carrying value.

3. Change in accounting policy

a) Trust Unit-based compensation

At January 1, 2004, PET retroactively adopted the revised Canadian accounting standard for incentive rights granted without restatement of prior periods. The effect of the change resulted in an increase to contributed surplus and a corresponding decrease to accumulated earnings of $2.7 million or $0.06 per Trust Unit. The related impact to 2004 results is $4.2 million or $0.06 per Trust Unit. A reconciliation of contributed surplus resulting from adoption is provided below:

Balance, as at January 1, 2004, as previously reported	$ -
Adoption of change in accounting policy	2,740
Balance, as at January 1, 2004, as restated	2,740
Trust Unit-based compensation expense	5,493
Transfer to share capital on exercise of incentive rights	(1,304)
Balance, as at December 31, 2004	$ 6,929

b) Transportation costs

In accordance with new accounting standards, revenue is now reported before deduction of transportation costs. Natural gas revenue and transportation costs correspondingly increased by $9.8 million for the year ended December 31, 2004 (2003 - $8.6 million) as a result of this change. This change in classification has no impact on net earnings, earnings per Trust Unit or working capital. The comparative figures have been restated to conform to the presentation adopted for the current period.

4. Acquisitions and dispositions

On January 5, 2004 PET closed the acquisition of producing natural gas properties in the Marten Hills area of northeast Alberta for $30.3 million. This acquisition was financed from existing credit facilities.

On July 16, 2004 PET acquired Cavell Energy Corporation (“Cavell”) for consideration of 6,931,633 Trust Units with an ascribed value of $78.7 million plus acquisition costs, net of stock option proceeds, of $8.0 million. Cavell was a public oil and gas exploration and production company active in Western Canada. This transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net Assets Acquired and Liabilities Assumed

($000’s)
Property, plant and equipment	$ 143,822
Land	13,000
Goodwill	29,698
Working capital deficiency	(5,572)
Bank debt	(28,729)
Asset retirement obligation	(5,847)
Future income taxes	(29,698)
$ 116,674

Consideration

($000’s)
Acquisition costs	$ 8,000
Cash	30,000
Trust Units issued	78,674
$ 116,674

On August 17, 2004 PET closed the acquisition of producing petroleum and natural gas properties and assets in northeast Alberta (the “Athabasca Acquisition”) for an aggregate purchase price of $208.3 million effective, July 1, 2004. The acquisition was financed through the issuance of 7,795,547 Trust Units for gross proceeds of $96,275,005, in addition to the issuance of $48,000,000 in 8.0% convertible extendible unsecured subordinated debentures (“Convertible Debentures”) (see Note 7) and through existing credit facilities.

On August 24, 2004 PET concluded the sale of the oil producing properties in southeast Saskatchewan acquired as part of the Cavell acquisition for $32.75 million.

On September 30, 2004 PET closed the acquisition of producing petroleum and natural gas properties in the Saleski area of northeast Alberta for an aggregate purchase price of $20.0 million. The acquisition was financed through existing credit facilities.

On February 10, 2005 PET closed the acquisition of producing natural gas properties in the Trust’s West Side Core Area of northeast Alberta for $8.4 million. This acquisition was financed from existing credit facilities.

5. Property, plant and equipment

	December 31, 2004	December 31, 2003

Petroleum and natural gas properties	$ 985,138	$ 571,216
Corporate assets	14,754	3,585
	999,892	574,801
Accumulated depletion and depreciation	(505,007)	(332,846)
	$ 494,885	$ 241,955

Property, plant and equipment costs include undeveloped land of $72.5 million (2003 - $46.8 million) and $35.4 of costs related to shut-in gas over bitumen reserves (Note 13) currently not subject to depletion.

Property, plant and equipment costs include $30.8 million (2003 - $20.5 million) related to estimated future asset retirement obligations.

At December 31, 2004 the Trust recorded a write-down to property, plant and equipment in the amount of $65.4 million calculated primarily as a result of prescribed successful efforts accounting tests related to the Trust’s Saskatchewan cost centre [2003 - $9.8 million related to gas over bitumen issue (Note 13)].

Corporate assets include $10.5 million related to the acquisition of PET’s head-office building acquired from PRL in November 2004.

6. Bank and other debt

PET has a revolving credit facility with a syndicate of Canadian chartered banks. As at the date of the audit report the revolving credit facility had a borrowing base of $220 million. The facility consists of a demand loan of $210 million and a working capital facility of $10 million. In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $2.85 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of PET as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the Lenders’ prime rate. The average interest rate for 2004 was 3.78 percent (2003 – 4.46 percent).

7. Convertible debentures

On August 10, 2004, PET issued $48 million of 8.0% Convertible Debentures for net proceeds of $46.1 million. The Convertible Debentures have a maturity date of September 30, 2009.

The Convertible Debentures bear interest at 8.0 percent per annum, paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET, including its credit facility.

The Convertible Debentures are convertible at the option of the holder into PET Trust Units at any time prior to September 30, 2009 at a conversion price of $14.20 per Unit. The Convertible Debentures are not redeemable by PET on or before September 30, 2007 but may be redeemed in whole or in part at the option of PET at a price of $1,050 per Convertible Debenture after September 30, 2007 and prior to September 30, 2008 at a price of $1,025 per Convertible Debenture thereafter until their maturity. Redemption and conversions entitle the holder to accrued and unpaid interest to and including the effective date.

At the option of PET, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units. The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95 percent of the weighted average trading price. The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation. At December 31, 2004, the fair market value of the outstanding Convertible Debentures was $43.9 million.

8. Unitholders’ capital

a) Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date.

b) Issued and outstanding

The following is a summary of changes in Unitholders’ capital during the year ended December 31, 2004:

Trust Units	Number of Units	Amount
Balance, December 31, 2002	1	$ 100
Units issued on settlement of promissory note (Note 1)	6,636,045	34,152,000
Units issued on settlement of promissory note (Note 1)	3,273,721	16,848,000
Units cancelled after declaration of dividend by PRL	(173)	(874)
Units issued pursuant to rights offering (Note 1)	29,728,782	150,130,349
Units issued pursuant to Unit offering	5,000,000	63,250,000
Trust Unit issue costs	-	(4,360,834)
Balance, December 31, 2003	44,638,376	260,018,741
Units issued pursuant to unit offerings	12,295,547	146,675,005
Units issued pursuant to corporate acquisition (Note 4)	6,931,633	78,674,035
Units issued pursuant to Unit incentive plan	153,875	1,868,864
Units issued pursuant to Distribution Reinvestment Plan	632,829	8,184,906
Units issued pursuant to conversion of Convertible Debentures	674,711	9,580,889
Issue costs on Convertible Debentures converted to Trust Units	-	(383,240)
Trust Unit issue costs	-	(8,427,210)
Balance, December 31, 2004	65,326,971	$ 496,191,990

Redemption right

Unitholders may redeem their Trust Units at any time by delivering their Unit certificates to the Trustee, together with a properly completed notice requesting redemption. The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the “closing market price” of the Trust Units. The redemption amount will be payable on the last day of the following calendar month. The “closing market price” will be the closing price of the Trust Units on the principal market on which they are traded on the date on which they were validly tendered for redemption, or, if there was no trade of the Trust Units on that date, the average of the last bid and ask prices of the Trust Units on that date.

9. Unit Incentive Plan

PET has adopted a Unit Incentive Plan which permits the Administrator’s Board of Directors to grant nontransferable rights to purchase Trust Units (“Incentive Rights”) to its and affiliated entities’ employees, officers, directors and other service providers. The purpose of the Unit Incentive Plan is to provide an effective longterm incentive to eligible participants and to reward them on the basis of PET’s longterm performance and distributions. The Administrator’s Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting. The grant price of the Incentive Rights (“Grant Price”) shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The strike price of the Incentive Rights (“Strike Price”), shall be reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represent a return of more than 2.5 percent per quarter on PET’s consolidated net fixed assets on its balance sheet at each calendar quarter end.

The Strike Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.

At December 31, 2004 PET had granted 1,612,750 (2003 – 1,145,500) Incentive Rights to purchase PET Trust Units to directors, officers and employees of the Administrator under its Unit Incentive Plan.

The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the fair value of the Unit.

At December 31, 2004 a total of 3,963,838 (2003 – 3,963,838) Units had been reserved under the Unit Incentive Plan. As at December 31, 2004 123,500 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised, nil as of December 31, 2003.

Incentive Rights	Average grant price	Incentive Rights
Balance, December 31, 2002	-	-
Granted	$ 6.04	1,145,500
Exercised	-	-
Cancelled	-	-
Balance, December 31, 2003	$ 6.04	1,145,500
Granted	12.06	621,125
Exercised	5.55	(153,875)
Cancelled	-	-
Balance, December 31, 2004	$ 8.41	1,612,750
Incentive Rights exercisable, December 31, 2004	$ 6.21	123,500

The following summarizes information about Incentive Rights outstanding at December 31, 2004 assuming the reduced Strike Price described above:

Range of exercise prices	Number outstanding at December 31, 2004	Weighted average contractual life (years)	Weighted average exercise price/ Right	Number exercisable at December 31, 2004	Weighted average exercise price/Right
$1.51	824,125	4	$ 1.51	100,000	$ 1.51
$9.31 - $9.43	167,500	5	$ 9.37	23,500	$ 9.37
$10.12 - $15.09	621,125	5	$ 11.38	-	-
Total	1,612,750	4	$ 8.41	123,500	$ 6.21

10. Asset retirement obligations

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. PET has estimated the net present value of its total asset retirement obligations to be $34.1 million as at December 31, 2004 based on an undiscounted total future liability of $68.2 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2015. PET used a credit adjusted risk free rate of 7.83 percent to calculate the present value of the asset retirement obligation.

The following table reconciles PET’s asset retirement obligations:

	2004	2003
Obligation, beginning of year	$ 21,701	$ 20,039
Increase in obligation during the year	10,325	423
Expenditures incurred during the year	-	-
Accretion expense	2,090	1,239
Obligation, end of year	$ 34,116	$ 21,701

11. Financial instruments

PET’s financial instruments included in the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, distributions payable and bank and other debt. The fair value of these items approximated their carrying amount at December 31, 2004 and 2003 due to their short-term nature.

Natural gas commodity price hedges

At December 31, 2004, PET had entered into financial forward sales arrangements summarized as follows:

Volumes at AECO
(Gigajoules/day)(“GJ/d”)	Price ($/GJ)	Term
35,000 GJ/d	$ 7.38	November 2004 – March 2005
5,000 GJ/d	$ 6.60 to 8.35	November 2004 – March 2005
10,000 GJ/d	$ 6.75 to 8.50	November 2004 – March 2005
5,000 GJ/d	$ 6.75 to 10.60	November 2004 – March 2005
10,000 GJ/d	$ 6.81	April 2005 – June 2005
5,000 GJ/d	$ 6.95	April 2005 – October 2005
5,000 GJ/d	$ 6.50 to 7.30	April 2005 – October 2005

Had these contracts been settled on December 31, 2004 using prices in effect at that time, the mark-to-market gain would have totaled $4.3 million.

12. Income taxes

The Trust recognized a future income tax liability of $29.7 million in 2004 related to the acquisition of Cavell.

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to PET’s earnings before income taxes. This difference results from the following items:

	2004	2003
Earnings (loss) before income taxes	$ (47,421)	$ 52,434
Less non-taxable earnings of the Trust	(25,291)	(52,434)
Taxable earnings (loss)	(72,712)	-
Combined federal and provincial tax rate	40.43%
Computed income tax reduction	(29,398)	-
Increase (decrease) in income taxes resulting from:
Non-deductible Crown charges	587	-
Resource allowance	(748)	-
Capital taxes	852
Change in tax rate	1,949	-
Future income tax expense (reduction)	$ (26,758)	$ -

The components of the Trust’s subsidiaries’ future income tax liability at December 31 are as follows:

	2004	2003
Future income taxes:
Oil and natural gas properties	$ 11,865	$ -
Asset retirement obligations	(1,450)	-
Non-capital losses	(8,048)	-
Other	(279)	-
	$ 2,088	$ -

13. Gas over bitumen issue

The Alberta Energy and Utilities Board (“AEUB” or the “Board”) issued General Bulletin 2003-28 (“GB 2003-28”) on July 22, 2003. The AEUB continues to consider that gas production in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk.

Following the completion of a Regional Geological Study by the AEUB and an interim hearing held in March 2004, the AEUB ordered the shut-in, effective July 1, 2004, of Wabiskaw-McMurray natural gas production in northeast Alberta totaling approximately 123 MMcf/d. As of July 1, 2004, PET had shut-in wells producing approximately 17.2 MMcf/d pursuant to Decision 2004-045 and Interim Shut-In Orders 04-001 and 04-002 including
4.5 MMcf/d from the zones shut-in on September 1, 2003 pursuant to the GB 2003-28 and Interim Shut-In Order 03-001. An additional 0.2 MMcf/d was shut-in September 1, 2004 pursuant to Decision 2004-064 and Interim Shut-in Order 04-003 related to wells in the Chard and Leismer areas. In 2004, the Trust incurred $1.2 million in legal and consulting expenditures directly related to the gas over bitumen issue ($0.7 million in 2003).

On October 4, 2004 the Government of Alberta enacted amendments to the Natural Gas Royalty Regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions. Such royalty reduction was prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable. The incremental royalty will apply only to the pool or pools reinstated to production and will be established at 1 percent after the first year of shut-in increasing at 1 percent per annum based on the period of time such zones remained shut-in to a maximum of 10 percent. The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At December 31, 2004 PET had recorded $11.2 million for cumulative gas over bitumen royalty adjustments received to that date on the Trust’s balance sheet. Royalty adjustments received are not included in earnings but are recorded as a component of funds from operations. As PET cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences, the royalty adjustments are being excluded from earnings pending such determination.

Officers and Directors

Clayton H. Riddell

Chairman, Chief Executive Officer and Director

Clayton H. Riddell graduated from the University of Manitoba with a Bachelor of Science, Honours Degree in Geology. Mr. Riddell has been the Chairman of the Board and Chief Executive Officer of Paramount Resources Ltd. (PRL) since 1978. Until June 20, 2002 he was also the President of PRL. Mr. Riddell is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Association of Petroleum Producers, the Canadian Society of Petroleum Geologists, the Independent Petroleum Association of Canada, the American Association of Petroleum Geologists and the Canadian Geoscience Council. Mr. Riddell is or has been a director of the following publicly traded entities during the periods indicated: Newalta Corporation (July 1988 – present); Berkley Petroleum Corp. (1993 – March 2001); Duvernay Oil Corp. (June 2001 – present) and Big Rock Brewery Ltd. (2001 – 2003). Mr. Riddell is the father of Ms. Susan L. Riddell Rose.

Susan L. Riddell Rose

President, Chief Operating Officer and Director

Susan L. Riddell Rose graduated from Queen’s University, Kingston, Ontario with a Bachelor of Science in Geological Engineering (1986). Ms. Riddell Rose has been the President and Chief Operating Officer of the Administrator since June 28, 2002. From 1990 until June of 2002 she was employed by Paramount Resources Ltd. culminating in the position of Corporate Operating Officer. Prior thereto she was a geological engineer with Shell Canada Limited. She has been a director of Paramount Resources Ltd. since 2000. Ms. Riddell Rose was appointed a director of Sebring Energy Inc., a private junior oil and gas company, in January 2005. She is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists and the American Association of Petroleum Geologists and has served as a governor for the Canadian Association of Petroleum Producers since 2004. Ms. Riddell Rose is the daughter of Mr. Clayton H. Riddell.

Gary C. Jackson

Vice President, Land, Legal and Acquisitions

Gary C. Jackson graduated in 1977 from the University of Calgary with a Bachelor of Arts in Economics and Commerce. Mr. Jackson has been the Vice President, Land, Legal and Acquisitions of the Administrator since June 28, 2002. Prior thereto he was Vice President, Land of Summit Resources Limited from May 2000 to June 28, 2002. Prior thereto, he was Manager of Acquisitions and Divestitures, Joint Venture – Midstream and Land Services at Petro-Canada Oil and Gas (an oil and gas exploration and development company) from October 1996 to May 2000. Mr. Jackson is a member of the Canadian Association of Petroleum Landmen and the Petroleum Acquisition and Disposition Association.

Kevin J. Marjoram

Vice President, Engineering and Operations

Mr. Marjoram graduated from the University of Calgary with a Bachelor of Science Degree in Chemical Engineering in 1983. Mr. Marjoram has been the Vice President of Operations of the Administrator since July 1, 2002. Prior thereto he was Area Engineering Manager, N.E. Alberta – West Side for Paramount Resources Ltd. from July 2000 to June 2002. Prior thereto he held positions in an operations managerial capacity for Spire Energy Ltd. and Northrock Resources Ltd. (both public oil and gas companies). Mr. Marjoram is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Brett Norris

Vice President, New Ventures and Geosciences

Brett Norris graduated in 1986 from the University of Toronto with a Bachelor of Science (Geology), and in 1989 from the University of Western Ontario with a Master’s of Science (Geology). Mr. Norris has been Vice President, New Ventures and Geosciences of the Administrator since November 17, 2003. Prior to this, he was employed by Nexen Inc. for five years, working in the International Division in the Yemen and Colombia operations groups, most recently holding the position of Exploitation Manager, Colombia Operations. Before this, he worked with several companies and has consulted independently, both domestically and internationally. Mr. Norris is a member of the Canadian Society of Petroleum Geologists (CSPG), the Association of Petroleum Engineers Geologists and Geophysicists of Alberta (APEGGA), and Society of Petroleum Engineers (SPE).

Jane E. Peck Hay

General Counsel and Corporate Secretary

Jane Peck Hay graduated in 1974 from the University of Windsor with a Bachelor of Science Degree in Geology. After taking graduate courses in Geology, Ms. Peck Hay was employed as an Oil Analyst with the National Energy Board. In 1976 she returned to university, graduating with an LL.B. in Law from Osgoode Hall in 1979. Ms. Peck Hay was called to the Alberta Bar in 1981. Ms. Peck Hay has been the General Counsel of the Administrator since September 8, 2004 and the Corporate Secretary of the Administrator since November 10, 2004. Prior thereto, she was a Consultant to the law firm of Thackray Burgess from August 2002 to September 8, 2004. Prior thereto, she consulted or was employed by various oil and gas exploration companies as well as energy trusts in the capacities of senior legal counsel, international negotiator and landman. Ms. Peck Hay is a member of the Law Society of Alberta and the Association of International Petroleum Negotiators.

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Cameron R. Sebastian graduated in 1986 from the University of Calgary with a Bachelor of Commerce. Mr. Sebastian has been Vice President, Finance and Chief Financial Officer of the Administrator since June 28, 2002. Prior thereto he was Vice President, Finance of Summit Resources Limited from June 2000 to June 2002. Prior thereto he was Vice President, Finance of Pursuit Resources Corp. (an oil and gas exploration and development company) from March 1997 to April 2000. Prior thereto, he was controller of Summit Resources Limited from December 1994 to March 1997. Mr. Sebastian is a member of the Canadian and Alberta Institutes of Chartered Accountants, the Canadian Petroleum Tax Society and the Treasury Management Association of Canada.

Karen A. Genoway

Director

Karen Genoway is a professional landman (an individual who is responsible for the acquisition, administration and disposition of mineral or surface rights and who on a voluntary basis, has achieved such designation from the Canadian Association of Petroleum Landmen through a combination of qualifying experience, academic achievement and the successful completion of an examination) with over 23 years experience in the oil and natural gas industry. Currently, she is the Vice President, Land for the private company Onyx Energy Inc. From February 2001 to January 2002, she was Vice President of Request Management Inc., manager of Request Income Trust. Ms. Genoway was with the Enerplus Group of Companies where she held the positions of Senior Vice President (1997 - 2000), Vice President Land
(1989 – 1997) and Land Manager (1987 – 1989). Ms. Genoway is also currently a director of Kale Investments Inc., Onyx Energy Inc. and Onyx Oil & Gas Ltd., each of which is a private company. She is also an active member of The Canadian Association of Petroleum Land Administration, The Petroleum Joint Venture Association, The Petroleum Acquisition and Divestment Association as well as The Canadian Association of Petroleum Landmen, an organization in which she previously acted as a director.

Donald J. Nelson

Director

Mr. Nelson holds a diploma in Computer Technology from the Southern Alberta Institute of Technology, Calgary, Alberta (1969) and graduated from Notre Dame University, Nelson, British Columbia with a Bachelor of Science degree in Mathematics (1972). He is president of Fairway Resources Inc., a private firm providing consulting services to the oil and gas industry. Fairway Resources Inc. was retained as a consultant for Hawker Resources Inc. from November 25, 2004 to March 22, 2005. During this time Mr. Nelson was acting Senior Vice-President and Chief Operating Officer of Hawker Resources Inc. Mr. Nelson was with Summit Resources Limited from July 1996 until its acquisition by Paramount Resources Ltd. in June of 2002, where he held the position of Vice President Operations from July 1996 to September 1998 and President and director from September 1998 to June 2002. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and of the Society of Petroleum Engineers. Mr. Nelson is also currently a director of Taylor NGL Limited Partnership (2003 – present), Fairborne Energy Ltd. (April 2004 – present) and Culane Energy Inc. (2003 – present).

John W. (Jack) Peltier

Director

Mr. Peltier graduated from the Royal Military College of Canada with a Bachelor of Science degree and Queen’s University at Kingston with an M.B.A. Mr. Peltier received his Chartered Financial Analyst designation in 1974 and is a member of the Association for Investment Management and Research. Since 1978 he has been President of Ipperwash Resources Ltd. and predecessor companies, a private company providing management and financial consulting services. From March 2001 he was a trustee and then Chairman of the Board of Trustees of Request Income Trust until its acquisition by Pulse Data Inc. in January 2002. From 1986 to June 2001 he was a member and then Chairman of the board of directors of Enermark Inc. and concurrently of the Board of Trustees of Enermark Income Fund. From May 2000 to June 2001 he was a member of the board of directors of Enerplus Resources Corporation, and concurrently a member of the Board of Trustees of Enerplus Resources Fund. The aforementioned entities merged to continue as Enerplus Resources Fund in June 2001. Mr. Peltier was Chief Financial Officer of Thunder Energy Ltd. from October 1995 to September 2000 where he has been a director from October 1995 to present. From July 1995 to October 1996 he was the Chief Financial Officer of Bow Valley Energy Ltd. where he was a director from 1996 to February 2002. He has been a director of Masters Energy Inc since October 2004 and a Trustee of Gienow Windows and Doors Income Fund since October 2004.

In the past five years Mr. Peltier has held numerous directorships in public entities in addition to those described above as follows: Belfast Petroleum Ltd., director (1995 to July 1999); Courage Energy Inc., director (November 2000 to July 2001); Westbrook Energy Corporation, director (November 1997 to October 1999); Manhattan Resources Ltd. (acquirer of Westbrook Energy Corporation), director (October 2001 to present); and Highridge Exploration Inc., director (June 1995 to July 1999). Mr. Peltier is a member of the Investment Committee of The Calgary Foundation. Mr. Peltier was a director and president of a publicly traded company, Granisko Resources Inc., from April 3, 1995 to August 11, 1995, having been appointed under a management services contract, which included indemnification provisions, as operational manager (with the approval of Granisko’s major creditor). He was appointed by a special investigative committee of Granisko’s board of directors established by Granisko’s major creditor after the occurrence of defaults under Granisko’s loan agreements. Before debt restructuring could be approved by shareholders, additional defaults occurred and the major creditor took steps to have a court of competent jurisdiction appoint a receiver/manager. Mr. Peltier resigned on August 11, 1995, the same date the receiver/manager was appointed. A cease trade order respecting the securities of Granisko was subsequently issued by the securities regulatory authorities.

Howard R. Ward

Director

Mr. Ward holds a Bachelor of Arts Degree (1967) and a Bachelor of Law Degree (1969) from the University of New Brunswick. He has been a member of the Law Society of Alberta since 1975. From 1978 to 2000 he was a partner of Burstall Ward, Barristers and Solicitors. From 2000 to June of 2002 he was counsel with Donahue & Partners LLP. From June of 2002 to December of 2002 he was counsel with McCarthy Tetrault LLP. Effective December of 2002 he became a partner with International Energy Counsel LLP, a law firm. He was an independent member of the Power Pool Council and Market Surveillance Administrator for the Power Pool of Alberta. He is or has been a director of the following publicly traded entities during the time frames indicated: Blue Sky Resources Ltd., director (July 1999 to July 2000); Cabre Exploration Ltd., director (June 1981 to December 2000); Jet Energy Corp., director (August 1995 to November 1999); Kacee Exploration Inc. (Questar Exploration), director (May 1993 to December 1997); Fibre-Klad Industries Ltd., director (November 1992 to May 1994); and Tuscany Resources Ltd., director (October 1997 to
October 2001).

Management

Clayton H. Riddell
Chairman of the Board and Chief Executive Officer

Susan L. Riddell Rose
President and Chief Operating Officer

Gary C. Jackson
Vice President, Land, Legal and Acquisitions

Kevin J. Marjoram
Vice President, Engineering and Operations

Brett Norris
Vice President, New Ventures and Geosciences

Jane E. Peck Hay
General Counsel and Corporate Secretary

Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer

Directors

Clayton H. Riddell(4)
Chief Executive Officer and Chairman of the Board
Paramount Energy Operating Corp.

Susan L. Riddell Rose(3)
President and Chief Operating Officer
Paramount Energy Operating Corp.

Karen A. Genoway(2)(4)(5)
Vice President, Land
Onyx Energy Inc.

Donald J. Nelson(1)(2)(3)(4)(5)
President
Fairway Resources Inc.

John W. Peltier(1)(2)(3)(5)
President
Ipperwash Resources Ltd.

Howard R. Ward(1)(5)
Partner
International Energy Counsel LLP

(1) Member of Audit Committee
(2) Member of Reserves Committee
(3) Member of Environmental, Health and Safety Committee
(4) Member of Compensation Committee
(5) Member of Corporate Governance Committee

Auditors

KPMG LLP

Bankers

Bank of Montreal

Canadian Imperial Bank of Commerce

The Bank of Nova Scotia

The Toronto-Dominion Bank

National Bank of Canada

Reserve Evaluation Consultants

McDaniel & Associates Consultants Ltd.

Trustee Registrar and Transfer Agent

Computershare Trust Company of Canada

Annual General Meeting

Unitholders are cordially invited
to attend the Annual General Meeting to
be held on May 9, 2005 at 3:00 p.m.

Calgary Petroleum Club
Devonian Room
319 Fifth Avenue S.W.
Calgary, Alberta

This report contains forward-looking information with respect to Paramount Energy Trust (PET). This forward-looking information is based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market and business conditions as well as production, development and operating performance, regulations and other risks associated with oil and gas operations.

Stock Exchange Listing

Toronto Stock Exchange
Trust Units “PMT.UN”
Convertible Debentures “PMT.DB”

HEAD OFFICE

500, 630 – 4th Avenue SW
Calgary, Alberta T2P 0J9

Phone

403.269.4400

Fax

403.269.4444

E-mail

info@paramountenergy.com

Website

www.paramountenergy.com